EXHBIIT 21

SUBSIDIARIES OF GALAXY ENTERPRISES, INC. (THE "ISSUER")

(1)  Galaxy Mall, Inc., a Wyoming corporaiton (wholly-owned subsidiary).

     Galaxy Mall, Inc. ("GMI") is the operating division of the Issuer, maintaining the Galaxy Mall, an Internet shopping mall. GMI leases to its customers electronic home pages, or "storefronts" on the Galaxy Mall and hosts those storefront sites on its Internet server. GMI also markets Galaxy products, and schedules and conducts Internet training workshops.